Press Release
 November 28, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

CLOSING OF A $8,082,000PRIVATE PLACEMENT FINANCING

Virginia Gold Mines Inc. (“Virginia”) (TSX: VIA) wishes to announce the closing of the private placement financing lead managed by Westwind Partners Inc. (news release of November 6). A total of 5,388,000 units were sold at $1.50 per unit for total gross proceeds of C$8,082,000. Each Unit consisted of one common share in the capital of Virginia and one-half common share warrant, each whole warrant exercisable into one common share of Virginia for 18 months at C$2.00 per share.

The net proceeds from the private placement will be used for exploration and development of Virginia's core properties.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca